Attachment to N-SAR Sub-Item 77I (KED)

On or about April 10, 2015, the Registrant completed the issuance and sale, in a private placement, of $25 million aggregate liquidation preference of Series A Mandatory Redeemable Preferred Shares (the "MRP Shares") with a term redemption date of April 10, 2020, liquidation preference $25.00 per share and a dividend rate equal to 3.37% per annum.  The issuance of the MRP Shares was the first issuance under a three-year, $100 million uncommitted private shelf facility.